August 4, 2010

U. S. Securities and Exchange Commission

Division of Corporation Finance

Brian Cascio

Accounting Branch Chief

Re:	Response to Comments on Form 10-K for the year ended December 31, 2009 and Form 8-K/A filed on April 9, 2010

Dear Mr. Cascio:

Our behalf of Cascade Microtech Inc. (the “Company” or “CMI”), we submit this letter in response to your comments of July 27, 2010, on our Form 10-K for the fiscal year ended December 31, 2009. This response follows the order and text of your letter as the primary guide.

Comment #1 – Certain Relationships and Related Transactions, Page 42

The disclosure regarding related party transaction on pages 20 and 21 of your definitive proxy statement appears limited only to transactions during 2009. In future applicable filings, please ensure your disclosure includes the entire time period required by Instruction 2 to Item 404 (d) of Regulation S-K.

Response:	We will ensure that our disclosures regarding related party transactions in future filings cover the appropriate periods.

Comment #2 – Product Warranty, Pages F-6 and F-9

We see your disclosure here and on page 36 under the warranty discussion that products are sold without a right of return. We also see your disclosure under Sales Returns on page F-9 that customers may return products for any reason within 30 days after delivery, upon meeting certain conditions. In future filings, please reconcile these disclosure to clarify return policies.

Response:	We will modify our disclosures in future filings to clarify our return policies.

Comment #3 – Patents and Purchased Intangible Assets, Page F-15

We see you have capitalized internally developed patents. Please tell us the types of costs you capitalize with regard to internally developed patents.

Response:	We capitalize only external legal costs to acquire new patents. These costs consist of attorney fees and filing fees.

Comment #4 – Form 8-K/A filed on April 9, 2010

In reference to your acquisition of SUSS MicroTec Test Systems GmbH, please show us how you determined financial statements of the business acquired and pro-forma financial information are not required to be filed in a Form 8-K. In that regard, please show us the results of the significance testing performed pursuant to Rule 3-05 and 11-01 of Regulation S-X.

Response:	We considered the guidance regarding significance in determining whether financial statements of the acquired business and pro-forma financial information were required to be filed on Form 8-K. The results of our significance tests were as follows:

USD (000’s)
1. Investment Test
Total funds transferred	$16,009
Less: Fair value of contingent consideration receivable	$(386)

Total Purchase Price	$15,623

CMI - Total Assets at 12/31/09	$80,944

19.3%

2. Income Test
SUSS Test - 2009 Loss before tax	$(1,300)
CMI - 2009 Loss before tax	$(10,555)

12.3%

3. Asset Test
SUSS Test - Total Assets at 12/31/09	$15,185
CMI - Total Assets at 12/31/09	$80,944

18.8%

Since none of the tests met the 20% threshold, we concluded that the financial statements and pro-forma financial information outlined in Rules 3-05 and 11-01 were not required.

In responding to your comments, we understand and acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any actions with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/: Jeff Killian
Jeff Killian
Chief Financial Officer